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                                 Filed by Fifth Third Bancorp
                                 Pursuant to Rule 425 under the
                                 Securities Act of 1933
                                 Subject Company: Old Kent Financial Corporation Exchange Act File Number 000-14591


[FIFTH THIRD LOGO]
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                                                                    News Release
CONTACT: FIFTH THIRD                               FOR IMMEDIATE RELEASE
         NEAL E. ARNOLD (ANALYSTS)                 DECEMBER 5, 2000
         (513) 579-4356
         ROBERTA R. JENNINGS (MEDIA)
         (513) 579-4153

          FIFTH THIRD BANCORP TO PRESENT AT SANDLER O'NEILL CONFERENCE

         Fifth Third Bancorp (NASDAQ: FITB) will make a presentation at the Sandler O'Neill & Partners, L.P. Annual Financial Services Conference on December 7, 2000, at 10:05 a.m.

         Speaking on behalf of Fifth Third will be Neal E. Arnold, Executive Vice President and Chief Financial Officer. Mr. Arnold's presentation will include, among other things, a discussion of Fifth Third's pending merger with Old Kent Financial Corporation.

         Interested individuals may view a live webcast of the presentation and any questions and answers by accessing http://www.sandleroneill.com. The presentation will be available on the website for approximately 60 days following the presentation. In addition, the presentation may be accessed via phone by dialing 888-566-5773 (passcode: Sandler O'Neill). A copy of the slides used in the presentation is also available by accessing the Company's website at http://www.53.com.

         Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. The company has $44 billion in assets, operates 14 affiliates with 642 full-service Banking Centers, including 119 Bank Mart(R) locations open seven days a week inside select grocery stores and 1,400 Jeanie(R) ATMs in Ohio, Kentucky, Indiana, Florida, Arizona, Michigan and Illinois. A leader in e-commerce, Fifth Third was named #1 e-business innovator by PC Week. The financial strength of Fifth Third's affiliate banks continues to be recognized by rating agencies with deposit ratings of AA- and Aa2 from Standard & Poor's and Moody's, respectively. Additionally, Fifth Third Bancorp continues to maintain the highest short-term ratings available at A-1+ and Prime-1, and was recently recognized by Moody's with one of the highest senior debt ratings for any U.S. bank holding company. Fifth Third operates four main businesses: Retail, Commercial, Investment Advisors and Midwest Payment Systems, the Bank's data processing subsidiary. Investor information and press releases can be viewed at http://www.53.com; press releases are also available by fax at no charge by calling 800-758-5804, identification number 281775. The company's common stock is traded in the over-the-counter market through the NASDAQ National Market System under the symbol "FITB."

                                    * * * * *

         This document contains or may contain forward-looking statements about Fifth Third Bancorp, Old Kent and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to

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the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third Bancorp, Old Kent and the combined company including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third Bancorp and Old Kent do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the businesses in which Fifth Third Bancorp and Old Kent are engaged; and (6) changes in the securities markets. Further information on other factors which could affect the financial results of Fifth Third Bancorp after the merger are included in Fifth Third Bancorp's and Old Kent's filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov and/or from Fifth Third Bancorp or Old Kent.

         Investors and security holders are advised to read the proxy statement/prospectus regarding the transactions referenced in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Commission by Fifth Third Bancorp and Old Kent. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third Bancorp and Old Kent at the Commission's website at http://www.sec.gov and/or from Fifth Third Bancorp or Old Kent.

         Old Kent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Old Kent with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Old Kent's proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 25, 2000. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Old Kent.

         Fifth Third Bancorp and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Fifth Third Bancorp with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Fifth Third Bancorp's proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 9, 2000. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Fifth Third Bancorp.

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